SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For August 2018
Commission File Number 0-28800
______________________
DRDGOLD Limited
1 Sixty Jan Smuts Building, 2
nd
Floor-North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F     Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.
Yes     No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2018, incorporated by reference herein:
Exhibit
99.1
Release dated August 29, 2018, “TRADING STATEMENT AND PRODUCTION
UPDATE FOR THE YEAR ENDED 30 JUNE 2018”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: August 29, 2018 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)
TRADING STATEMENT AND PRODUCTION UPDATE FOR THE YEAR ENDED 30 JUNE 2018
In terms of paragraph 3.4(b) of the JSE Limited Listings Requirements, companies are required to publish a trading statement as soon as they are satisfied that, with a reasonable degree of certainty, the financial results for the current reporting period will differ by at least 20% from the financial results of the previous corresponding period.
DRDGOLD is in the process of finalising its results for the year ended 30 June 2018 (“Results”) and shareholders are accordingly advised that the Company expects to report:
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earnings per share of between 1.18 cents and 1.82 cents per share (a decrease of between
63% to 43%, respectively) compared to earnings of 3.2 cents per share for the previous corresponding period; and
-
headline earnings per share of between 1.53 cents and 1.87 cents per share compared to headline earnings of 0.2 cents per share for the previous corresponding period.
The expected increase in headline earnings per share for the year ended 30 June 2018 compared to the previous corresponding period is primarily due to an increase in gold production of 10% from
4 265kg to 4 679kg that also resulted in:
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a decrease in cash operating costs of approximately 6% from R 489 549 per kg to approximately R459 000 per kg; and
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a decrease in all-in sustaining costs of approximately 5% from R 530 930 per kg to approximately R506 000 per kg.
Headline earnings includes transaction costs incurred in relation to the acquisition of the West Rand
Tailings Retreatment Project assets from Sibanye Gold Limited (trading as Sibanye-Stillwater), amounting to R9 million.
The above information has not been reviewed or reported on by the Company’s auditors. The
Company’s Results are expected to be published on or about 5 September 2018.
Johannesburg
29 August 2018
Sponsor
One Capital